UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Zale Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

988858106

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Stephen D. Oetgen

                         Robert M. Hayward, P.C.

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Z Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON GGCOF Third Party Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON GGC Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

CUSIP No. 988581063

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,064,684 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,064,684 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 0
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,219,702 shares of common stock were outstanding as of June 7, 2012.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2010 and amended by Amendment No. 2, filed with the Commission on August 8, 2010 by the Reporting Persons (as defined below).

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Zale Corporation, a Delaware corporation (“Zales” or the “Issuer”). The principal executive offices of the Issuer are located at 901 W. Walnut Hill Lane, Irving, TX 75038-1003.

Item 2. Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Z Investment Holdings, LLC (“Z Investment”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Third Party Co-Invest, L.P. (“GGCOF Third Party Co-Invest”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A, GGCOF Third Party Co-Invest and GGCOF Co-Invest (the “Funds”) hold all of the equity interests in Z Investment. Fund GP is the general partner of each of GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest and Fund GP is the general partner of Co-Invest GP. As a result, each of the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the securities owned by Z Investment. Ultimate GP has ultimate voting and dispositive authority over all of the securities held by Z Investment and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of Z Investment is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Co-Invest GP. The principal business of Co-Invest GP is to act as the general partner of GGCOF Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Z Investment is a limited liability company organized under the laws of the state of Delaware. The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. Ultimate GP is an exempted company organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

Item 4. Purpose of Transaction.

Z Investment, on behalf of the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

On May 10, 2010, Z Investment, on behalf of the Funds, made a loan (the “Loan”) to Zales in the principal amount of $150 million and received (a) warrants (the “A-Warrants”) to purchase up to 6,389,378 shares of Common Stock that were immediately exercisable as of May 10, 2010 and (b) warrants (the “B-Warrants,” and together with the A-Warrants, the “Warrants”) to purchase up to 4,675,306 shares of Common Stock that were to become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zales’ stockholders to approve the shares of Common Stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zales’ stockholders to be held after the issuance of the Warrants. On July 23, 2010, Zales’ stockholders approved the issuance of shares of Common Stock upon the exercise of the Warrants and the B-Warrants became immediately exercisable. In addition, in connection with the foregoing, Z Investment is entitled to designate two directors to the Board of Directors of Zales and to recommend one additional independent candidate for consideration by the Nominating and Corporate Governance Committee of Zales’ Board of Directors. On July 24, 2012, Z Investment and Zales entered into an Amended and Restated Credit Agreement which, among other things, provided for an approximately $60.5 million prepayment of the existing Loans, reduced the interest rate payable on the Loan to 11% per annum with all such interest payable in cash, and extended the maturity date of the Loan until July 24, 2017.

The investment strategy of the Reporting Persons is generally to invest in entities in which there is a potential to exercise significant influence over such entities. In the event that the Reporting Persons elect to exercise the Warrants, the Reporting Persons would intend to exercise fully their rights as stockholders and to vote their shares in the manner in which they deem appropriate and in the best interests of the Reporting Persons from time to time.

The Reporting Persons have been reviewing and will continue to review their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer in the open market, through privately negotiated transactions with third parties or otherwise; exercise the Warrants; sell or otherwise dispose of all or a portion of the securities then held by such Reporting Persons in the open market, through privately negotiated transactions with third parties or otherwise; cease buying or selling such securities; enter into or unwind hedging or other derivative transactions with respect to such securities in the Issuer or otherwise pledge such securities as a means of obtaining liquidity; or cause any of the Reporting Persons to distribute in kind such securities to their respective investors; in each case at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer.

To evaluate such and other alternatives, the Reporting Persons will continue to closely monitor (1) the Issuer’s business, markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization; (2) the performance of the Issuer’s securities and the availability of the Issuer’s securities for purchase at particular price levels; (3) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (4) general economic conditions; (5) stock market conditions; (6) the Issuer’s performance under, and its compliance with, the terms of the Loan; (7) other business and investment opportunities available to the Reporting Persons; and (8) other plans and requirements of the Reporting Persons.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons have discussed and will continue to discuss some or all such matters with management, directors and other representatives of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s securities, exchanging information with the Issuer (subject, when appropriate, to confidentiality or similar agreements), proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. With the amendment to the Loan now complete, the Reporting Persons continue to explore various strategies and alternatives to further enhance the Issuer’s financial position and competitiveness and maximize the Reporting Persons’ ability to realize value through their investment, including engaging in actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to Issuer’s management, board of directors and stockholders. Any of the foregoing actions described in this Item 4 could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. The Reporting Persons intend to continuously review their options and may at any time, and from time to time, reconsider and change their plans or proposals relating to any of the foregoing and/or may modify their present intention as stated in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of July 29, 2010, 11,064,684 shares of the Common Stock by virtue of the Warrants directly held by Z Investment. Each of Z Investment, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Warrants. Ultimate GP has sole dispositive power with respect to all of the Warrants.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the Warrants owned by Z Investment. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Warrants acquired by Z Investment, that it is the beneficial owner of any of the Warrants referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On May 10, 2010, Z Investment, on behalf of the Funds, made a Loan to Zales in the principal amount of $150 million and received (a) A-Warrants to purchase up to 6,389,378 shares of Common Stock of Zales that were immediately exercisable as of May 10, 2010 and (b) B-Warrants to purchase up to 4,675,306 shares of Common Stock of Zales that were to become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zale’s stockholders to approve the shares of Common Stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zale’s stockholders to be held after the issuance of the Warrants. On July 23, 2010, Zales’ stockholders approved the issuance of shares of Common Stock upon the exercise of the Warrants and the B-Warrants became immediately exercisable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 10, 2010, Zales, and, in some instances, one or more of its subsidiaries, entered into the initial Credit Agreement and the Warrant Agreement with Z Investment. On July 24, 2012, Z Investment and Zales entered into an Amended and Restated Credit Agreement which, among other things, provided for an approximately $60.5 million prepayment of the existing Loans, reduced the interest rate payable on the Loan to 11% per annum with all such interest payable in cash, and extended the maturity date of the Loan until July 24, 2017. Upon the effectiveness of the Amended and Restated Credit Agreement, $80 million aggregate principal amount shall be outstanding under the Loan. The Loan is secured with a second priority security interest on inventory and receivables and a first priority security interest on substantially all of the remaining assets of Zales and its subsidiaries.

In connection with the Loan, Zales issued to Z Investment, A-Warrants to purchase up to 6,389,378 shares of common stock of Zales that were immediately exercisable as of May 10, 2010 and (b) B-Warrants to purchase up to 4,675,306 shares of common stock of Zales that were to become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zale’s stockholders to approve the shares of common stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zale’s stockholders to be held after the issuance of the Warrants. On July 23, 2010, Zales’ stockholders approved the issuance of shares of Common Stock upon the exercise of the Warrants and the B-Warrants became immediately exercisable. The exercise price of the Warrants is $2.00 per share. The Warrants may not be transferred to any person outside of the Golden Gate Capital group prior to January 1, 2011. The number of shares and exercise price are subject to customary anti-dilution protection.

The Warrant Agreement entitles Z Investment to designate two directors to the board of directors of Zales. The Warrant Agreement also entitles Z Investment to recommend one additional independent candidate for consideration by the Nominating and Corporate Governance Committee of the board of directors of Zales. Following Zales’ next annual meeting, if the size of the board of directors is increased above seven directors and the vacancy is filled by a director not approved by the Z Investment, the holder shall be entitled to appoint an additional director.

The Warrant Agreement entitles Z Investment to certain registration rights with respect to securities issuable to Z Investment in connection with its exercise of the warrants, including three demand registrations and piggyback registration rights.

This description of the material terms of the Loan and Warrants, board representation and registration rights is qualified in its entirety by reference to the Amended and Restated Credit Agreement, Security Agreement, Warrant Agreement and Warrants which are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Amended and Restated Credit Agreement, dated as of July 24, 2012, among Zale Corporation, as Borrower, Z Investment Holdings, LLC, as Administrative Agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Zale Corporation on July 27, 2012.

Exhibit 2 Security Agreement, dated as of May 10, 2010, among Zale Corporation, the subsidiaries identified therein and Z Investment Holdings, LLC, as Administrative Agent (incorporated by reference to Exhibit 2 to the initial Schedule 13D, filed May 20, 2010 (File No. 005-30781)).

Exhibit 3 Warrant and Registration Rights Agreement, dated as of May 10, 2010, among Zale Corporation, the Initial Warrant Holder and Z Investment Holdings, LLC (incorporated by reference to Exhibit 3 to the initial Schedule 13D, filed May 20, 2010 (File No. 005-30781)).

Exhibit 4 A-Warrant Certificate (incorporated by reference to Exhibit 4 to the initial Schedule 13D, filed May 20, 2010 (File No. 005-30781)).

Exhibit 5 B-Warrant Certificate (incorporated by reference to Exhibit 5 to the initial Schedule 13D, filed May 20, 2010 (File No. 005-30781)).

Exhibit 6 Joint Filing Undertaking dated as of May 20, 2010 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Third-Party Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P. and Z Investment Holdings, LLC (incorporated by reference to Exhibit 6 to the initial Schedule 13D, filed May 20, 2010 (File No. 005-30781)).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 27, 2012

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P. GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Director

Z Investment Holdings, LLC

/s/ DAVID C. DOMINIK
By:	David C. Dominik
Its:	Authorized Person

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP and also controls its Board of Directors. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.